UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,599,316

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,599,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,599,316

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.33% (1)

14	Type of Reporting Person PN

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,599,316

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,599,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,599,316

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.33% (1)

14	Type of Reporting Person OO

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,599,316

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,599,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,599,316

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.33% (1)

14	Type of Reporting Person OO

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 400,000

	8	Shared Voting Power 6,599,316

	9	Sole Dispositive Power 400,000

	10	Shared Dispositive Power 6,599,316

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,316

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.90% (1)

14	Type of Reporting Person IN

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Alligator Investors, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,593,786

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,593,786

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,786

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.08% (1)

14	Type of Reporting Person OO

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102		SCHEDULE 13D

1	Name of Reporting Person Panther Investors, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,005,530

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,005,530

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,530

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.25% (1)

14	Type of Reporting Person OO

(1) Calculated based on 70,700,160 shares of the Common Stock, $.01 par value, of The Talbots, Inc., outstanding as of June 1, 2011, as reported in The Talbots, Inc.’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011.

CUSIP No. 874161102	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Talbots, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Talbots Drive, Hingham, Massachusetts 02343.

As of August 1, 2011, the Reporting Persons (defined below) beneficially owned an aggregate of 6,999,316 shares of Common Stock, representing approximately 9.90% of the outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

(a), (f)

This statement is being filed by:

(i)	Sycamore Partners, L.P., a Delaware limited partnership (“Sycamore”);

(ii)	Sycamore Partners GP, L.L.C., a Delaware limited liability company (“Sycamore GP”);

(iii)	Sycamore Partners MM, L.L.C., a Delaware limited liability company (“Sycamore MM”);

(iv)	Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”);

(v)	Alligator Investors, L.L.C., a Delaware limited liability company (“Alligator”); and

(vi)	Panther Investors, L.L.C., a Delaware limited liability company (“Panther”, and together with Sycamore, Sycamore GP, Sycamore MM, Mr. Kaluzny and Alligator, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 1, 2011, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons is (212) 796-8500.

(c)

Sycamore is a private equity fund whose principal business is investing in securities, businesses and companies.

Sycamore GP’s principal business is serving as the sole general partner of Sycamore and other affiliated funds.

Sycamore MM’s principal business is serving as the managing member of Sycamore GP and other Sycamore affiliated entities.

The principal occupation of Mr. Kaluzny is serving as a Managing Director of Sycamore GP and as the managing member of Sycamore MM.

Alligator’s principal business is investing in securities of the Issuer.

Panther’s principal business is investing in securities of the Issuer.

Sycamore owns 100% of Alligator and is the managing member of Panther (which is owned approximately 47% by Mr. Kaluzny and approximately 53% by Sycamore).  As a result, each of Sycamore, Sycamore GP, Sycamore MM and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by Alligator and Panther.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 874161102	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

As of August 1, 2011, Alligator had invested approximately $11,724,129 (exclusive of brokerage commissions) to purchase the 3,593,786 shares of Common Stock it owns.  Alligator obtained such funds through capital contributions from Sycamore.  Sycamore obtained such funds from capital contributions from its partners.

As of August 1, 2011, Mr. Kaluzny has invested approximately $1,091,000 (exclusive of brokerage commissions) to purchase the 400,000 shares of Common Stock he owns.  The source of funding for such transactions was Mr. Kaluzny’s personal funds.

As of August 1, 2011, Panther had invested approximately $8,808,031 (exclusive of brokerage commissions) to purchase the 3,005,530 shares of Common Stock it owns.  Panther obtained such funds through capital contributions from Mr. Kaluzny.  The source of funding for such transactions was Mr. Kaluzny’s personal funds.  Subsequently, Mr. Kaluzny sold an approximately 53% ownership interest in Panther to Sycamore for an aggregate of $4,713,103, and Sycamore became the managing member of Panther.  Sycamore obtained the funds for such purchase of its Panther ownership interest from capital contributions from its partners. Sycamore expects to purchase the remaining approximately 47% ownership interest in Panther from Mr. Kaluzny on or prior to December 31, 2011.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons expect to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2011, there were 70,700,160 shares of the Common Stock outstanding as of June 1, 2011.

Based on the foregoing, as of August 1, 2011, the 6,999,316 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.90% of the shares of the Common Stock issued and outstanding.  As of August 1, 2011, Alligator owned approximately 3,593,786 shares of the Common Stock (the “Alligator Shares”), representing approximately 5.08% of the shares of the Common Stock issued and outstanding.  As of August 1, 2011, Panther owned approximately 3,005,530 shares of the Common Stock (the “Panther Shares”), representing approximately 4.25% of the shares of the Common Stock issued and outstanding.  As of August 1, 2011, Mr. Kaluzny owned approximately 400,000 shares of the Common Stock, representing approximately 0.57% of the shares of the Common Stock issued and outstanding.

Each of Sycamore, Sycamore GP, Sycamore MM and Mr. Kaluzny, in their respective capacities as the managing member of Alligator and Panther, the general partner of Sycamore, the managing member of Sycamore GP, and the managing member of Sycamore MM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Alligator Shares and the Panther Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

CUSIP No. 874161102	SCHEDULE 13D

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement, dated as of August 1, 2011, among Sycamore Partners, L.P., Sycamore Partners GP, L.L.C., Sycamore Partners MM, L.L.C., Stefan L. Kaluzny, Alligator Investors, L.L.C. and Panther Investors, L.L.C.

Exhibit 99.2	Trading data.

CUSIP No. 874161102	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2011

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners, GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description

99.1

Joint Filing Agreement, dated as of August 1, 2011, among Sycamore Partners, L.P., Sycamore Partners GP, L.L.C., Sycamore Partners MM, L.L.C., Stefan L. Kaluzny, Alligator Investors, L.L.C., and Panther Investors, L.L.C.

99.2	Trading data.